Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-251854

January 21, 2022

NexPoint Real Estate Finance, Inc.

$35,000,000 5.75% Senior Notes due 2026 (the “Notes”)

January 21, 2022

Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated January 21, 2022, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 31, 2021 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	NexPoint Real Estate Finance, Inc.

Security:	5.75% Senior Notes due 2026

Ratings[1]:	BBB (Egan-Jones)

Aggregate Principal Amount Offered:	$35,000,000

Maturity:	May 1, 2026

Settlement Date:	January 25, 2022 (T+2)

Use of Proceeds	The Company intends to contribute the net proceeds from this offering to NexPoint Real Estate Finance Operating Partnership, L.P. (the “OP”) in exchange for OP units. The OP intends to use the net proceeds from this offering to acquire several pipeline investments which are expected to close in the foreseeable future. These investments consist of multifamily, life sciences and hospitality debt and preferred positions offering attractive risk adjusted returns supported by strong, experienced and well-known sponsors.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Price to Public (Issue Price):	100.875% of the principal amount, plus accrued interest from, and including, November 1, 2021 to, but excluding January 25, 2022, in the amount of $469,583.33

Coupon (Interest Rate):	5.75% per annum

Yield to Maturity:	5.514%

Spread to Comparable Treasury:	+396 basis points

Comparable Treasury:	1.25% due December 31, 2026

Comparable Treasury Price and Yield	98-18 / 1.554%

Interest Payment Dates:	May 1 and November 1 of each year, beginning on May 1, 2022

Optional Redemption:

•  Prior to February 1, 2026 (three months prior to the maturity date of the Notes (the “Par Call Date”)), “make-whole” call at the Treasury Rate + 50 basis points (calculated as though the actual maturity date of the Notes was the Par Call Date)

•  On or after February 1, 2026 (three months prior to the maturity date of the Notes), par call

CUSIP:	65342V AA9

ISIN:	US65342VAA98

Underwriting Discount	2.00%

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Sole Book-Running Manager:	Raymond James & Associates, Inc.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (“SEC”), contains this and other information about the Company and should be read carefully before investing.

The Issuer has filed a registration statement and a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the representatives of the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Raymond James & Associates, Inc. at (800) 248-8863. This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.